Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated October 17, 2023

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2023;

•	to disclose the calculation of our September 30, 2023 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

November 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2023 (and repurchases as of October 31, 2023) is as follows:

Transaction Price (per share)
Class S	$25.0914
Class T	$24.8547
Class D	$24.9043
Class M	$24.9607
Class I	$24.2464
Class F*	$25.1754
Class Y*	$24.2039

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The November 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2023. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2023 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2023 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2023.

The following table provides a breakdown of the major components of our total NAV as of September 30, 2023 (dollar amounts in thousands):

Components of NAV	September 30, 2023
Loans receivable	$7,737,902
Investment in real estate	184,672
Mortgage-backed securities held-to-maturity	93,204
Mortgage-backed securities, at fair value	233,071
Cash and cash equivalents	166,940
Restricted cash	47,935
Other assets	83,458
Collateralized loan obligation, net of deferred financing costs	(4,306,273)
Repurchase agreements payable, net of deferred financing costs	(239,456)
Credit facility payable, net of deferred financing costs	(839,507)
Mortgage note, net of deferred financing costs	(123,480)
Accrued stockholder servicing fees(1)	(1,330)
Other liabilities	(91,454)

Net asset value	$2,945,682

Number of outstanding shares	119,033,068

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of September 30, 2023, we accrued under GAAP $114,503 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2023 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,609,044	$34,260	$16,824	$119,622	$1,124,970	$19,018	$21,944	$2,945,682
Number of outstanding shares	64,127,317	1,378,393	675,550	4,792,423	46,397,317	755,420	906,648	119,033,068

NAV per Share as of September 30, 2023	$25.0914	$24.8547	$24.9043	$24.9607	$24.2464	$25.1754	$24.2039

Market Update

Treasury yields accelerated their rise in September as investors increasingly accepted that rates may remain elevated for an extended period. Long-term rates led the move higher, as the 10-year U.S. Treasury yield jumped 48bps to end the month at 4.57%. Against this backdrop, the Bloomberg Agg returned -2.54% in September and is down -1.21% year to date.

Rising borrowing costs along with expectations for a higher-for-longer rate environment continued to sap deal activity and place pressure on property prices in August. Year to date, transaction volumes are down -58% from the same period in 2022.1 Commercial property prices have declined -5.6% year to date and are on pace to fall in two consecutive years for the first time since 2008-2010 as the market recalibrates to a higher mortgage rate environment.1 While property values remain under pressure, monthly declines have generally flattened over the past several months or turned slightly positive (Retail).

Fundamentals underpinning most commercial real estate (CRE) assets (outside of Office) remain relatively supportive. Despite earlier concerns over a potential surge in delinquencies, delinquency rates have risen slightly this year from 2.9% to 4.4%, driven primarily by stress in the office sector.2

Consumer-centric sectors continue to benefit from healthy household spending and muted new construction. Retail has seen declining vacancies and growth in net operating income (NOI) year-over-year.1 Rent growth has slowed in the multifamily and industrial sectors, yet the secular demand story remains firmly in place across both property types. Multifamily continues to benefit from a national housing shortage while industrial demand remains firm amid growing manufacturing spending and supply chain onshoring coupled with firm e-commerce sales.

Despite concerns that elevated interest rates and an increasingly restrained debt market will create a financing vacuum at a time when many commercial properties are in need of capital, the CRE capital markets are significantly more robust than during the leadup to the GFC. Not only is the debt market much more diversified—lenders outside banks and commercial mortgage-backed securities (CMBS) have sourced close to 40% of CRE lending growth in the past five years—but loans also have been made with more prudent terms than in the past.1

Ultimately, we see constraints in the CRE bank lending market in the months ahead, rather than a broad retreat. Yet we believe this environment should provide ample opportunity for well-capitalized alternative lenders to deploy capital today.

Portfolio Update

We generated positive total returns across all share classes in September (see table below) driven by a stable, attractive level of income and appreciation in our net asset value (NAV).

•

The new current annualized distribution rate is 7.62% for Class I shares, 7.12% for Class D shares, 7.10% for Class M shares, 6.51% for Class S shares and 6.58% for Class T shares, based on the November 1, 2023 transaction price.

[1]	MSCI Real Capital Analytics, as of August 31, 2023.
[2]	Trepp as of September 30, 2023. Based on CMBS delinquency rate.

•

The tax equivalent distribution rate is 8.52% for Class I shares, 7.96% for Class D shares, 7.93% for Class M shares, 7.27% for Class S shares and 7.35% for Class T shares, based on the November 1, 2023 transaction price.[3]

We met 100% of repurchase requests and maintained positive net inflows in September 2023.

We believe the portfolio is well positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

•

Continued strong performance. We have generated positive total returns in 67 out of 69 months; our largest monthly drawdown was just -0.27% in March 2020. Approximately 99.4% of the portfolio was comprised of performing assets as of September 30, 2023.

•

High level of equity cushion beneath our loans. We believe the portfolio has been underwritten across property types and geography to appropriately reflect market conditions and the borrower’s business plan. For example, the average loan-to-value (LTV) ratio across our senior loan portfolio was 68% at the time of loan closing as of September 30, 2023.

•	Geographically diversified composition of our $8.5 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 96% of our borrowings are financed through match-term, non-mark-to-market facilities.

•

Positive impact of higher interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of September 30, 2023. The portfolio’s duration was just 0.16 years.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

•

Available liquidity for new investments. We have maintained a strong liquidity profile which, when combined with the long-term nature of our borrowings, allows us to be a capital provider when many traditional lenders and peers are more constrained in making new loans. As always, we remain disciplined in our underwriting standards as markets seek a new pricing equilibrium.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 32,421,637 shares of our common stock (consisting of 15,063,176 Class S shares, 16,157,125 Class I shares, 102,830 Class T shares, 143,711 Class D shares, and 954,795 Class M shares) in the primary offering for total proceeds of $803.05 million and (ii) 3,256,607 shares of our common stock (consisting of 1,761,989 Class S shares, 1,337,147 Class I shares, 41,462 Class T shares, 15,419 Class D shares, and 100,590 Class M shares) pursuant to our distribution reinvestment plan for a total value of $80.56 million.

[3]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.52% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.62% under the new tax law. The distribution rates quoted assume a 37% tax bracket.